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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              ---------------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
       RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                                (Amendment No. 1)

                             COMSHARE, INCORPORATED
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (Title of Class of Securities)

                                    205912108
                                 (CUSIP Number)

                                CHARLES S. JONES
                                PRESIDENT AND CEO
                        GEAC COMPUTER CORPORATION LIMITED
                         11 ALLSTATE PARKWAY, SUITE 300
                            MARKHAM, ONTARIO L3R 9T8
                                     CANADA
                                 (905) 475-0525
            (Name, Address, and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 with copies to:
                          ROBERT W. SWEET, JR., ESQUIRE
                                 FOLEY HOAG LLP
                              155 SEAPORT BOULEVARD
                           BOSTON, MASSACHUSETTS 02210
                                 (617) 832-1160

                                 AUGUST 1, 2003
             (Date of Event Which Requires Filing of this Statement)

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If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
          [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act. (However, see the Notes.)

                         (Continued on following pages)

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CUSIP No.                          13D                         Page 2 of 6 Pages
205912108
--------------------------------------------------------------------------------

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1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Geac Computer Corporation Limited
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
      (a) [x]
      (b) [ ]

--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
      [ ]
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Canada
--------------------------------------------------------------------------------
     NUMBER OF         7  SOLE VOTING POWER
      SHARES              0
    BENEFICIALLY
     OWNED BY
       EACH
     REPORTING
    PERSON WITH
--------------------------------------------------------------------------------
                       8  SHARED VOTING POWER
                          8,905,339 shares of Common Stock (See Item 5)
--------------------------------------------------------------------------------
                       9  SOLE DISPOSITIVE POWER
                          0
--------------------------------------------------------------------------------
                       0  SHARED DISPOSITIVE POWER
                          8,905,339 shares of Common Stock (See Item 5)
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      8,905,339 shares of Common Stock (See Item 5)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES* [ ]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

      82.2%  (See Item 5)
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON *

      CO
--------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No.                           13D                        Page 2 of 6 Pages
205912108
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Conductor Acquisition Corp.

--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
      (a) [x]
      (b) [ ]

--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
      [ ]
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Michigan
--------------------------------------------------------------------------------
      NUMBER OF       7  SOLE VOTING POWER
       SHARES             0
    BENEFICIALLY
      OWNED BY
        EACH
      REPORTING
     PERSON WITH
--------------------------------------------------------------------------------
                       8  SHARED VOTING POWER
                          8,905,339 shares of Common Stock (See Item 5)
--------------------------------------------------------------------------------
                       9  SOLE DISPOSITIVE POWER
                          0
--------------------------------------------------------------------------------
                       0  SHARED DISPOSITIVE POWER
                          8,905,339 shares of Common Stock (See Item 5)
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      8,905,339 shares of Common Stock (See Item 5)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES* [ ]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      82.2%  (See Item 5)
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON *

      CO
--------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

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         This Amendment No. 1 (the "Amendment") to the Statement on Schedule 13D
amends and supplements the Statement on Schedule 13D (the "Schedule 13D") originally filed on July 1, 2003 by Geac Computer Corporation Limited, a corporation organized under the Canada Business Corporations Act ("Geac"), and by Conductor Acquisition Corp., a Michigan corporation ("Purchaser" and together with Geac, the "Reporting Persons"), relating to the offer by Purchaser to purchase all of the outstanding shares of common stock (the "Shares") of Comshare, Incorporated, a Michigan corporation ("Comshare" or the "Company") for $4.60 per Share, net to the seller in cash, and certain agreements entered into in connection therewith, upon the terms and conditions set forth in the Offer to Purchase filed as Exhibit (a)(1)(A) to the Tender Offer Statement on Schedule TO filed by Geac and Purchaser on July 1, 2003, as amended (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). Capitalized terms used but not otherwise defined in this Amendment shall have the meaning assigned to them in the Schedule 13D.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

         Purchaser intends to purchase all Shares outstanding pursuant to the Offer and the Merger, including the 8,905,339 Shares that are the subject of this report. Geac estimates that the total amount of funds required to purchase all Shares pursuant to the Offer and Merger and to pay to the holders of outstanding Comshare stock options the amounts required under the Merger Agreement will be approximately $52 million. Geac will ensure that sufficient funds are available to acquire all of the outstanding Shares pursuant to the Offer and the Merger and to pay all amounts required to be paid to the holders of outstanding Comshare stock options. The Offer is not conditioned upon Geac's or Purchaser's ability to finance the purchase of Shares pursuant to the Offer.

ITEM 4.           PURPOSE OF TRANSACTIONS

         The following is incorporated herein by reference as an addendum to
Item 4 of the Schedule 13D.

         The Merger Agreement provides that as soon as practicable following the acceptance for payment pursuant to the Offer of a number of Shares that, together with any Shares then owned by Geac or any of its subsidiaries, represents at least a majority of the then outstanding Shares determined on a fully diluted basis (the "Minimum Condition"), Geac is entitled to designate the number of directors (the "Geac Designees"), rounded up to the next whole number, on the Board of Directors of the Company (the "Company Board") that equals the product of (i) the total number of directors on the Company Board (giving effect to the election of any additional directors pursuant to Merger Agreement) and
(ii) the percentage that the number of Shares beneficially owned by Geac (including shares accepted for payment) bears to the total number of Shares outstanding. Pursuant to the Merger Agreement, the following Geac Designees, each of whom is employed by Geac, have been appointed to the Company Board: Anna
C. Forgione, Steven Horniak, Ruth Klein, Derek J. Murphy, Lou J. Pogotto and James M. Riley. James M.

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Travers, also an employee and officer of Geac, has been appointed President and
Chief Executive Officer of the Company.

         The Merger Agreement also provides that until the Company is merged into the Purchaser, the Company Board shall have at least two independent directors (the "Independent Directors") who were directors on the date the Merger Agreement was executed and who are neither officers or employees of the Company, nor officers, shareholders, affiliates or associates (within the meaning of the Securities Act of 1933 or the Securities Exchange Act of 1934) of Geac or persons having any other material relationship with Geac; provided that if less than two Independent Directors remain, the other directors shall designate persons to fill the vacancies who meet the foregoing criteria, and such persons shall be deemed to be Independent Directors for purposes of the Merger Agreement. As of the date of this report, Geoffrey B. Bloom, Alan G. Merten, John F. Rockart and Anthony G. Stafford remain on the Company Board as Independent Directors.

         Until the effective time of the Merger, the approval of the majority of Independent Directors will be required to authorize (and such authorization will constitute the authorization of the Company Board and no other action on the part of the Company, including any action by any other directors of the Company, will be required to authorize) any termination or amendment of the Merger Agreement by the Company (other than in relation to the Company's obligation to deliver the Top-Up Option Shares (as defined in the Merger Agreement), any extension of time for performance of any obligation or action under the Merger Agreement by Geac or Purchaser, any waiver of compliance with any of the agreements or conditions contained in the Merger Agreement for the benefit of the Company (other than in relation to the Company's obligation to deliver the Top-Up Option Shares), any action as to which the consent or agreement of the Company is required under the Merger Agreement, and the assertion or enforcement of the Company's rights under this Agreement to object to (i) failure to consummate the Merger for failure of a condition contained herein for the benefit of the Company to be satisfied or (ii) a termination of the Merger Agreement.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

         (a), (b) and (c) The Offer's initial offering period was extended to, and expired at, 12:00 midnight, Eastern time, on July 31, 2003. Following the expiration of the initial offering period, Purchaser accepted for payment all Shares validly tendered pursuant to the Offer. Purchaser was informed by the Depository that 8,905,339 Shares were validly tendered and not withdrawn as of the expiration of the initial offering period, and an additional 169,479 Shares were tendered by notice of guaranteed delivery. The 8,905,339 shares tendered represented approximately 82.2% of the issued and outstanding Shares of the Company as of June 30, 2003.

         On August 1, 2003, Purchaser and Geac announced that a subsequent offering period for the Offer would commence immediately and expire on August 11, 2003 at 5:00 p.m., Eastern time, unless extended. During the subsequent offering period, Shares will be accepted and promptly paid for as they are tendered. The same $4.60 per Share paid during the initial offering period will be paid during the subsequent offering period. Shares tendered during the initial offering period and during the subsequent offering period may not be withdrawn.

         Except as set forth in the cover pages and in this Item 5, neither Geac nor Purchaser, nor any person controlling Geac or Purchaser, nor, to the best of their knowledge, after reasonable inquiry, any person identified on Schedules I or II hereto, owns beneficially any Shares.

         (b) Purchaser and Geac have the shared power to vote or to direct the vote or to dispose or to direct the disposition, of 8,905,339 Shares.

         (c) Except for the execution and delivery of the Voting and Tender Agreements and the Merger Agreement referenced in Item 6 below, no transactions in Shares were effected by Purchaser or Geac during the 60 days prior to the date hereof.

         (d) Inapplicable.

         (e) Inapplicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         The response of the Reporting Persons to Items 4 and 5 of this Amendment is incorporated herein by reference as an addendum to Item 6 of the
Schedule 13D.

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                                    SIGNATURE

         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

                                           GEAC COMPUTER CORPORATION LIMITED

Date:    August 1, 2003                      /s/ Craig C. Thorburn
                                           -------------------------------------
                                           By: Craig C. Thorburn
                                           Its: Senior Vice President, Mergers &
                                           Acquisitions, and Corporate Secretary

                                           CONDUCTOR ACQUISITION CORP.

Date:    August 1, 2003                      /s/ Craig C. Thorburn
                                           -------------------------------------
                                           By: Craig C. Thorburn
                                           Its: Vice President

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                           SCHEDULE I TO SCHEDULE 13D

                       GEAC COMPUTER CORPORATIONS LIMITED

Schedule I of the Schedule 13D is hereby amended and restated in its entirety as follows:

         Information on the directors and executive officers of Geac is incorporated herein by reference to Schedule I of Exhibit (a)(1)(a) to the Tender Offer Statement on Schedule TO/A filed by Geac and Purchaser on July 18, 2003.

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                           SCHEDULE II TO SCHEDULE 13D

                           CONDUCTOR ACQUISITION CORP.

Schedule II of the Schedule 13D is hereby amended and restated in its entirety as follows:

         Information on the directors and executive officers of Purchaser is incorporated herein by reference to Schedule II of Exhibit (a)(1)(a) to the Tender Offer Statement on Schedule TO/A filed by Geac and Purchaser on July 18, 2003.